Exhibit 10.1

November 2, 2011

Mr. Mark Rohr

Dear Mark:

On behalf of Celanese, I am pleased to confirm our offer for the position of Chief Executive Officer of Celanese Corporation.   In addition, the Board of Directors confirms its intention to appoint you as Chairman of the Board effective April 2, 2012.  You will be required to devote your full time and attention to this position, and you will be required to relinquish any other employment other than non-executive Board positions.   Your position will be based in Dallas, TX and is expected to commence no later than April 2, 2012.

Base Salary
Your base salary will be $1,000,000 per year and will be payable on a bi-weekly basis in accordance with the Company’s normal payroll practice.

Annual Bonus
As the CEO you will be eligible to participate in the Company’s annual bonus plan. Our bonus plan uses both a number of financial and non-financial measures and your personal performance to determine your actual bonus payout each year. For 2012, your annual bonus opportunity at target will be 100% of your eligible wages (the “Target”), with a “Stretch” opportunity for business performance of up to 200% of your eligible wages.  A personal performance modifier also currently allows for an additional adjustment between 0% and 200% of your planned bonus payout to reflect your individual performance relative to your annual objectives.  Accordingly, the absolute maximum payout for the annual bonus would be 400% of your eligible earnings.

For 2012, you will be eligible for a pro-rata bonus, based on actual Company and individual performance.  You must be employed by Celanese at the time such bonus payments are made, generally in March of the following year, in order to remain eligible to receive the bonus payout.

Initial Equity Awards1
As described more fully below, Celanese believes that an executive’s interests should be aligned with shareholder interests, in part through equity ownership in the Company. As a result, you will receive equity awards as part of your initial offer package.  Your initial equity awards will consist of the following:

Time-vesting Restricted Stock Awards (Time-vesting RSAs): You will receive an award of Time-vesting RSAs having a grant date fair value equal to $3,000,000 that will vest one-third in October, 2012, one-third on grant date (April 2013) and the last one-third on the 3 year (36 month) anniversary date of the award grant. . Once vested, the after-tax portion of these shares will be required to be held until the CEO stock ownership guideline has been met, as described later in this document.

Performance-vesting Restricted Stock Units (Performance RSUs):  You will receive an award of Performance RSUs having a grant date fair value equal to $1,687,500.  The Performance RSU Award will vest in November 2014 at the same time and utilizing the same metrics of the annual performance awards approved for the November 1, 2011 grant.  The actual number of Performance RSUs that vest may be more or less than your target award based on the Company’s achievement of specific metrics/goals measured against its peers over a defined performance period.

Stock Options:  You will receive an award of nonqualified options to purchase shares of Company common stock having a grant date fair value equal to $562,500.  The stock options will vest 25% each year over a four-year period and will have a maximum term of 7 years from the date of grant. The option exercise price will be the average of the high and low trading prices of Celanese stock on the grant date.

 1 Awards will be converted to shares / units utilizing the Accounting Fair Value on the date of grant; this includes a Monte-Carlo simulation for the performance RSUs and a Black-Scholes methodology for the Stock Options.   Partial shares / units will not be granted and therefore the number to be granted will be rounded down to the nearest whole share / unit.

The Compensation Committee of the Board of Directors has approved these awards, subject to your acceptance of this letter, with the grant date to be as of the Compensation Committee meeting to occur the week of April 2, 2012.  The complete terms of your initial award(s) will be included in one or more award agreements sent to you after the grant date.  All equity awards will be subject to hold requirements applicable to the particular award and your position.  You will be required to sign appropriate award agreements and the Celanese LTI Claw-back agreement in order to receive the award(s).

Long-Term Incentive Awards
Celanese currently delivers Long-Term Incentive (LTI) compensation to senior executives through annual grants of equity awards.  Annual LTI awards are planned to occur in the third and fourth quarters of each calendar year.  The aggregate grant date value and mix of awards are based on a combination of salary level, individual contribution and performance, market levels of long-term incentive compensation and other factors. Each year, the Compensation Committee evaluates the level of awards and the mix among various stock-based vehicles.  Going forward, you will be eligible for an LTI award consistent with your position at the Company.  For 2012, the target value of LTI awards for the CEO position will be $4,500,000. In addition to your initial long-term equity award, you will be eligible for an annual grant in 2012.

Employees of the Company do not receive compensation for services as Director and you therefore would not be eligible for a Director LTI award in April 2012.

Retirement
You will be eligible for retirement once you have reached the age of 65 and have 5 years of service with the Company.  Your long-term incentive award agreements will include retirement provisions that will include the following vesting provisions:

A prorated number of PRSUs, based on time worked and plan earnings schedule, will vest, subject to adjustment for the achievement of performance metrics, on the original grant vesting schedule. Once the shares have been earned and are vested, the applicable holding requirement will become effective.

A prorated number of time-vested RSUs, based on time worked, will vest on the original grant vesting schedule. Once the shares have been earned and are vested, the applicable holding requirement will become effective.

Stock options will continue to vest on the original grant vesting schedule. Options will remain exercisable for the seven-year term.  Net shares obtained upon the exercise of options are required to be held for one year after acquisition.

Change-in-Control Agreement
You will be eligible to receive change-in-control benefits as described in the Change-in-Control agreement that will be issued to you upon hire.  Generally the cash provision is equal to two (2) times the sum of (i) your then current annualized base salary; and (ii) the higher of (x) your Target Bonus in effect on the last day of the Fiscal Year that ended immediately prior to the year in which the Termination Date occurs, or (y) the average of the cash bonuses paid by the Company to you for the three Fiscal Years preceding the Termination Date. Your long-term incentive awards are governed by the terms and conditions of the applicable individual award agreements.

Your change-in-control agreement will include a “best-net” provision that states the Company will cut back change-in-control payments to the safe harbor limit only if you would receive a greater after-tax benefit than if the excise tax were paid by you on any excess parachute payment. You will not be entitled to any tax gross-up.

Stock Ownership Guidelines
In order to align our executives’ interests with those of our shareholders, Celanese expects senior leaders to maintain equity ownership in the Company commensurate with their position.  You will be subject to stock ownership guidelines applicable to your position as in effect from time to time. The current CEO stock ownership guideline is equal to a value of 6 times your annual base salary and you will have five (5) years to meet the guideline.  In computing compliance with our stock ownership guidelines, the value of any unvested Restricted Stock and Restricted Stock Unit awards (time- or performance-vested) granted to you as well as any Celanese stock that you beneficially own in your various Company and individual accounts will be included.

Employee Benefits
During your employment, you will be entitled to participate in the Company’s employee benefit plans as in effect from time to time, on the same basis as those benefits that are generally made available to other employees of the Company.  We offer medical and dental coverage, group life insurance (1 times the annual base pay), a cash balance pension plan, and a 401k plan that matches 100% of the first 5% of the employee’s contributions.

Additionally, you will be eligible to participate in the Celanese Annual Executive Physical Program including the annual physical with the Baylor Personal Edge program. You will also be eligible to receive the
BioPhysical 250 blood screen every 5 years.

Relocation Assistance
Celanese will assist in your relocation to the Dallas area under the provisions of our relocation policy for new employees in effect at that time.  Generally, this policy provides for the shipment of household goods, home sale and purchase assistance (for homeowners) and a lump-sum payment to assist with various miscellaneous expenses associated with your relocation.  The home sale and purchase assistance can be utilized for up to one (1) year after you relocate to the Dallas area. Details of our relocation policy will be provided to you under separate cover.

Should you voluntarily end your employment with Celanese for any reason within two (2) years of your start date, Celanese will seek full repayment of any relocation assistance provided to you.

Vacation
You will be entitled to four (4) weeks annual vacation. Vacation availability for the first year of employment will be prorated based on your anticipated start date, in accordance with the Company’s vacation policy.

Restrictive Covenant Agreement (RCA)
As a condition of your employment, you will be required to execute a Restrictive Covenant Agreement (the “RCA”) with the Company regarding protection and non-disclosure of confidential information and non-competition, non-solicitation and no hire.  A copy of this agreement will be provided to you under separate cover.

Terms & Conditions of Employment
This offer letter constitutes the full terms and conditions of your employment with the Company.   It supersedes any other oral or written promises that may have been made to you.

Background Check & Drug Screen
A third-party background check has already been satisfactorily completed in which the Compensation Committee and the Board of Directors, with your consent, have reviewed.

You will need to complete a drug screen. Arrangements for the Hair Drug screen will be coordinated through Concentra Medical Services (the required paperwork and instructions are enclosed).  This should be completed no later than two (2) weeks before your start date. If not satisfactorily completed, the offer will be rescinded.

Employment Verification
As required by law, we will need to verify and document your identity and eligibility for employment in the United States.  You can find a complete list of acceptable documents at http://www.uscis.gov/files/form/i-9.pdf.  Please bring appropriate documentation on your start date.  Do not complete the form in advance; you must complete it on your first day of employment.

Mark, we are most enthusiastic about your joining the team.  If these provisions are agreeable to you, please sign one copy of this letter and return it to Jackie Wolf in the self-addressed envelope no sooner than November 4, 2011.

Sincerely,

/s/ John Wulff

John Wulff
Celanese Compensation Committee Chair

Acknowledgment of Offer:
(Please check one)

☒
 I accept the above described offer of employment with Celanese and understand that my employment status will be considered at-will and may be terminated at any time for any reason. Upon acceptance of this offer, I agree to keep the terms and conditions of this agreement confidential.

❑	I decline your offer of employment.

Signature:   /s/ Mark Rohr                                                                                                     Date: November 4, 2011
                   Mr. Mark Rohr

Anticipated Start Date: April 2, 2012

Reviewed and approved:

/s/ GNN                            Gjon Nivica, SVP, General Counsel and Corporate Secretary

/s/ JHW                           Jacquelyn Wolf, SVP, Human Resources

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